BAKER & McKENZIE

SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG
TEL: (852) 2846 1888 TLX: 76416
FAX: (852) 2845 0476
DX 180005 QUEENSWAY 1

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OUR REF. 32073984-130435
SDC/TZS00174.DOC

RECD S.E.C.
NOV - 5 2003
1086

November 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY HAND

Division of Corporation Finance-Inte
Mail Stop 3-2

03037196

SUPPL

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Ladies and Gentlemen,

Re: Shandong International Power Development Company Limited (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated September 11, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

for [signature]
Allen Shyu

11/14

Encl.

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of September 11, 2003

1. Announcement dated October 24, 2003 in relation to Resolutions passed at Extraordinary General Meeting Changes in Directors

The Standard **Monday, October 27, 2003**

山東國際電源開發股份有限公司

SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING CHANGES IN DIRECTORS

Further to the issue of the notice dated 4th September, 2003 convening an extraordinary general meeting (the "**Extraordinary General Meeting**") of Shandong International Power Development Company Limited (the "**Company**"), the directors of the Company (the "**Directors**") hereby announce that the Extraordinary General Meeting was duly held on 22nd October, 2003 and that the following ordinary resolutions were passed:

1. Mr. DING Huiping, Mr. ZHAO Jinghua, Mr. HU Yuanmu and Mr. WANG Chuanshun were appointed as independent Directors with effect from 22nd October, 2003; and

2. Subject to compliance with such relevant requirements as prescribed by regulatory authorities in the People's Republic of China regarding special committees to be established by boards of directors of listed companies, the board of the Directors was approved to be entitled to establish a strategic committee, an audit committee and a remuneration and monitoring committee, and was authorised to decide on all matters incidental to the timely establishment of such committees.

The Directors further announce that Mr. LIN Mingshan, Mr. WANG Guisheng, Mr. DING Changhao and Mr. KUNG Shaindow resigned as directors of the Company with effect from 22nd October, 2003. The Company takes this opportunity to express its gratitude to Mr. Lin, Mr. Wang, Mr. Ding and Mr. Kung for their valuable contributions to the Company.

By Order of the board of Directors
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
24th October, 2003